SEC FILE NUMBER 000-53283 CUSIP NUMBER 16943V 206
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

China Energy Recovery, Inc.

Full Name of Registrant

Former Name if Applicable

Bldg. #26, No. 1388, Zhangdong Road, Zhangjiang Hi-tech Park

Address of Principal Executive Office (Street and Number)

Shanghai, China 201203

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Subsequent to the balance sheet date of March 31, 2012, the Company signed certain agreements with two large customers which have an impact on the Registrant’s financial statements and required disclosures for the period ended March 31, 2012. These agreements include:

(1)	Agreements reached with a related party customer, Zhenjiang Kailin Clean Heat Energy Co., Ltd., in which the overall revenue of the Zhenjiang Kailin EPC project will be adversely impacted by an estimated amount of not more than $1 million due to the following:

(i)	the Company’s agreement to make a penalty payment, in the second quarter of 2012, of approximately $1.4 million predominantly due to the late completion of the significant Zhenjiang Kailin EPC project, and

(ii)	the Company’s agreement to incur additional costs (estimated to be less than $1 million) in order to (a) fully perform the original terms of the contract for the Zhenjiang Kailin facility, and (b) construct certain enhancements for approximately $1.3 million of additional contract revenue from the customer.

(2)	Extensions of payment terms on certain trade receivables due from Zhenjiang Kailin and another customer of the Company, Jiangsu Sopo. Due to the extensions of time for payment with these two customers, near-term operating cash flows will decrease. Further, accounting guidance requires evaluation of the discounting of the receivables to present value, with classification of a portion of such receivables as non-current.

Given the modifications necessary to properly reflect these subsequent events in the filing on Form 10-Q, the compilation, verification and review of the information required to be presented in the Form 10-Q for the quarter ended March 31, 2012 has required additional time rendering timely filing of the Form 10-Q impracticable without undue hardship and expense to the Registrant.

(Attach Extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Qinghuan Wu, CEO	011 86	021 5556-0020
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant reported unaudited results including revenues of $7.3 million and a net loss of $0.5 million for the quarter ended March 31, 2011 and expects to report unaudited results including revenues and net income of approximately $30 million and $1 - $2 million, respectively, for the quarter ended March 31, 2012 based upon significant growth in both the number of engineering, procurement, and construction contracts and the average revenue per contract for EPC contracts year-over-year.

The unaudited amounts cited for the quarter ended March 31, 2012 above are preliminary as they are subject to any accounting adjustments necessary as a result of the agreements described in Part III. Further disclosure will be included in Form 10-Q with respect to the agreements noted in Part III of this Form.

China Energy Recovery, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2012	By:	/s/ Qinghuan Wu
Qinghuan Wu, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).